                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                        ASSISTED LIVING CONCEPTS, INC.
                               (Name of issuer)

                                 COMMON STOCK
                        (Title of class of securities)

                                  04543L 109
                                (CUSIP number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]          Rule 13d-1(b)

     [ ]          Rule 13d-1(c)

     [X]          Rule 13d-1(d)


          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 04543L                    13G                  PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS:
      Keren B. Wilson
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (SEE INSTRUCTIONS)                                        (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     5    665,412 (excluding 210,000 option shares)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      6    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     7    665,412 (excluding 210,000 option shares)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          8    -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    875,412

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11    5.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
12    IN


------------------------------------------------------------------------------

Item 1(a).   Name of Issuer:

                  Assisted Living Concepts, Inc.

Item 1(b).   Address of Issuer's Principal Executive offices:

                  11835 NE Glenn Widing Drive
                  Building E
                  Portland, Oregon  97220

Item 2(a).   Name of Person Filing:

                  Keren B. Wilson

Item 2(b).   Address of Principal Business Office:

                  c/o Assisted Living Concepts, Inc.
                  11835 NE Glenn Widing Drive
                  Building E
                  Portland, Oregon  97220

Item 2(c).   Citizenship:

                  United States

Item 2(d).   Title of Class of Securities:

                  Common Stock

Item 2(e).   CUSIP Number:

                  The CUSIP number for the Common Stock is 04543L 109.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             Not applicable.

             If this statement is filed pursuant to Rule 13d-1(c), check this box [_]

                               Page 3 of 5 Pages
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Item 4.      Ownership

             The following information is as of December 31, 1998:

             (a) Amount Beneficially Owned: 875,412 Includes 210,000 shares of Common Stock that are subject to options that are immediately exercisable.

             (b) Percent of Class: 5.0% (Based on the number of shares outstanding as of December 31, 1998).

             (c)  Number of Shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 665,412 (excludes 210,000 shares subject to options).

                  (ii)  shared power to vote or to direct the vote:  None.

                  (iii) sole power to dispose or to direct the disposition of:
                        665,412 (excludes 210,000 shares subject to options).

                  (iv)  shared power to dispose or to direct the disposition of:
                        None.

Item 5.      Ownership of Five Percent or less of a Class:

             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group:

             Not Applicable.

Item 9.      Notice of Dissolution of Group:

             Not Applicable.

Item 10.     Certification:

             Not Applicable.

                               Page 4 of 5 Pages
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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 1999


                                 /s/ KEREN B. WILSON
                                 -------------------
                                   Keren B. Wilson




                               Page 5 of 5 Pages